UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one):   |X| Form 10-K   |_| Form 20-F   |_| Form 11-K   |_| Form 10-Q
               |_| Form 10-D   |_| Form N-SAR  |_| Form N-CSR

               For Period Ended: December 31, 2008

               |_|   Transition Report on Form 10-K
               |_|   Transition Report on Form 20-F
               |_|   Transition Report on Form 11-K
               |_|   Transition Report on Form 10-Q
               |_|   Transition Report on Form N-SAR

               For the Transition Period Ended: ______________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
              Nothing in this form shall be construed to imply that
         the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________________________________
________________________________________________________________________________


PART I -- REGISTRANT INFORMATION

Neonode Inc.
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Full Name of Registrant


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Former Name if Applicable

Linnegatan 89, SE-115 23
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Address of Principal Executive Office (Street and Number)

Stockholm, Sweden
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a)   The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
|X|         (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
                  N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
            (c)   The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The delay in filing Form 10K for the year ended December 31, 2008 is due to the following events/transactions that took longer for us to prepare our books and records for the annual 10-K:

1. In December 2008, the company entered into corporate restructuring and refinancing transactions that included the following:

      o On December 9, 2008, our Swedish subsidiary, Neonode AB, filed a petition for bankruptcy in compliance with the Swedish Bankruptcy Act (1987:672) as a direct result of the failure to reach a satisfactory settlement agreement with the creditors of Neonode AB. Mr. Hans Oden of the Stockholm-based Ackordscentralen AB, a consultancy firm specializing in insolvency, was appointed by the district court of Stockholm to administer the process;

      o On December 29, 2008, we entered into a Share Exchange Agreement with AB Cypressen nr 9683 ("Cypressen"), a Swedish engineering company, and the stockholders of Cypressen: Iwo Jima SARL, Wirelesstoys AB, and Athemis Ltd. (the "Cypressen Stockholders"), pursuant to which we agreed to acquire all of the issued and outstanding shares of Cypressen in exchange for the issuance of shares of Neonode Inc Series A Preferred Stock to the Cypressen Stockholders. Pursuant to the terms of the Share Exchange Agreement, upon the closing of the transaction, Cypressen became a wholly-owned subsidiary of the Company;

      o On December 30, 2008, we entered into a restructuring transaction where we converted the majority of the outstanding warrants and convertible debt that had been issued in previous financing transactions to shares of Series A and B Preferred stock, respectively, that are convertible into shares of our common stock in accordance with the Company's Certificate of Designations filed with the Delaware Secretary of State;

      o On December 30, 2008, we entered into a financing transaction in which we raised approximately $1.1 million as of December 31, 2008 through the sale of shares of Series A Preferred Stock that are convertible into shares of our common stock in accordance with the Company's Certificate of Designations filed with the Delaware Secretary of State;

(Attach extra Sheets if Needed)


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      David Brunton                (925)              768-0620
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      (Name)                       (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                  Yes |X| No |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  Yes |_| No |X|

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  Neonode Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  3/31/2009                             By  /s/ David Brunton
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
            Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).